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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
UNITED RETAIL GROUP, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
911380103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	911380103	Page	2	of	11

1	NAMES OF REPORTING PERSONS: North Run Capital, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		68,123**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,123**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,123**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
**SEE ITEM 4.

CUSIP No.	911380103	Page	3	of	11

1	NAMES OF REPORTING PERSONS: North Run GP, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		68,123**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,123**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,123**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
**SEE ITEM 4.

CUSIP No.	911380103	Page	4	of	11

1	NAMES OF REPORTING PERSONS: North Run Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		68,123**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,123**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,123**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
**SEE ITEM 4.

CUSIP No.	911380103	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Todd B. Hammer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		68,123**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,123**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,123**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**SEE ITEM 4.

CUSIP No.	911380103	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Thomas B. Ellis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		68,123**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		68,123**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

68,123**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**SEE ITEM 4.

SCHEDULE 13G/A
     This Amendment No. 3 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.001 per share (the “Common Stock”) of United Retail Group, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2004, (the “Schedule 13G”).
     This Amendment is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Amendment to the Schedule 13G relates to shares of Common Stock of the Issuer purchased by the Master Fund.
Item 4 Ownership.
Item 4 is hereby amended and restated as follows:
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 68,123 shares of Common Stock.

(b)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 0.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 68,123 by 13,813,113, which is the number of shares of Common Stock outstanding as of October 28, 2006, according to the Form 10-Q filed on December 7, 2006 with the Securities Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 68,123 shares of Common Stock beneficially owned.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

7 of 11

Exhibits	Exhibit 1
Joint Filing Agreement dated February 14, 2007, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

8 of 11

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 14, 2007

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By: Name:	/s/ Thomas B. Ellis Thomas B. Ellis
	Title:	Member

and

	By: Name:	/s/ Todd B. Hammer Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By: Name:		/s/ Thomas B. Ellis Thomas B. Ellis
Title:		Member

9 of 11

and

By: Name:	/s/ Todd B. Hammer Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer

10 of 11